Pearson

082-04019

Form 20-F
26 March 2009

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Pearson plc

Click here to download a PDF of this press release.

[illegible] has filed its Form 20-F with the Securities Exchange [illegible] website www.pearson.com. A hard copy of [illegible] statements can be obtained free of charge from the [illegible]

dlw 4/16

Pearson plc

Pearson plc has filed its form 20F with the Securities Exchange Commission and it is available on our website www.pearson.com. A hard copy of the complete audited financial statements can be obtained free of charge from the Company Secretary, 80 Strand, London, WC2R 0RL.

Notice of AGM
26 March 2009

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Pearson plc (the "Company")

Pearson plc has submitted copies of the AGM notice to the UKLA.

This document will be available for inspection at the UKLA's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel:020 7676 1000

Publication of Offering Circular
26 March 2009

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The following Offering Circular has been approved by the UK Listing Authority and is available for viewing:

Offering Circular dated 23 March 2009, issued by Pearson Funding One plc in respect of an offering of £300,000,000 6.00 per cent Guaranteed Notes due 2015 unconditionally and irrevocably guaranteed by Pearson plc.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5437P_4-2009-3-26.pdf

To view the documents incorporated by reference in the above offering circular please click on the PDFs below.

Guarantor's memorandum and articles of association

Issuer's annual report 2007

Issuer's annual report 2008

Issuer's memorandum and articles of association

Annual Information Update
31 March 2009

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Pearson plc ("Pearson" or "the Company")

Annual Information Update for the period 4 April 2008 up to and including 30 March 2009.

In accordance with Prospectus Rule 5.2, Pearson sets out below a summary of the information which has been published or made available to the public during the defined period. The information referred to in this Update was up to date at the time it was published, but some of it may now be out of date.

RNS Announcements
Announcements made by the Company via RNS, a Regulatory Information Service, can be found on the London Stock Exchange website at www.londonstockexchange.com and on the Company's website at www.pearson.com, which also shows announcements concerning Pearson group news. The RNS announcements made during the defined period were:

Date of Announcement	Headline of Announcement at Stock Exchange
26 March 2009	20F Filing
26 March 2009	Circ re. Publication of Offering Circular
26 March 2009	Doc re. Notice of AGM
12 March 2009	Annual Report and Accounts
4 March 2009	Director/PDMR Shareholding
2 March 2009	Total Voting Rights
2 March 2009	Directorate Change
2 March 2009	Final Results
3 February 2009	Total Voting Rights
23 January 2009	Director/PDMR Shareholding
21 January 2009	Director/PDMR Shareholding
19 January 2009	Director Declaration
19 January 2009	Trading Statement
5 January 2009	Holding(s) in Company
5 January 2009	Total Voting Rights
23 December 2008	Director/PDMR Shareholding
10 December 2008	Acquisition
1 December 2008	Total Voting Rights
4 November 2008	Total Voting Rights
27 October 2008	Holding(s) in Company
23 October 2008	Pearson to Increase Stake in Maskew Miller Longman
22 October 2008	Director/PDMR Shareholding
17 October 2008	Director/PDMR Shareholding

15 October 2008	Trading Statement
6 October 2008	Directorate Change
2 October 2008	Total Voting Rights
1 October 2008	Director/PDMR Shareholding
30 September 2008	Holding(s) in Company
24 September 2008	Director/PDMR Shareholding
22 September 2008	Director/PDMR Shareholding
8 September 2008	Holding(s) in Company
2 September 2008	Director/PDMR Shareholding
1 September 2008	Total Voting Rights
7 August 2008	Acquisition
1 August 2008	Total Voting Rights
1 August 2008	Director/PDMR Shareholding
29 July 2008	Director/PDMR Shareholding
28 July 2008	Interim Results
9 July 2008	Holding(s) in Company
9 July 2008	Holding(s) in Company
8 July 2008	Director/PDMR Shareholding
1 July 2008	Director/PDMR Shareholding
1 July 2008	Total Voting Rights
27 June 2008	Pearson Education: New Segmental Analysis
13 June 2008	Directorate Change
13 June 2008	Holding(s) in Company
5 June 2008	Blocklisting Interim Review
5 June 2008	Director/PDMR Shareholding
4 June 2008	Director/PDMR Shareholding
3 June 2008	Director/PDMR Shareholding
2 June 2008	Total Voting Rights
28 May 2008	Acquisition
20 May 2008	Director/PDMR Shareholding
12 May 2008	Director/PDMR Shareholding
12 May 2008	Director/PDMR Shareholding
12 May 2008	Holding(s) in Company
7 May 2008	Director Declaration
1 May 2008	Total Voting Rights
25 April 2008	Annual Report and Accounts
25 April 2008	Result of AGM
25 April 2008	AGM Statement
21 April 2008	Director/PDMR Shareholding

18 April 2008	Director/PDMR Shareholding
16 April 2008	Additional Listing
10 April 2008	Director/PDMR Shareholding
4 April 2008	Director/PDMR Shareholding
4 April 2008	Annual Information Update

Documents Filed with Companies House
The Company made the following filings with Companies House during the defined period. Copies of these documents may be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.

Date Posted on Companies House Direct Website	Document Filed with Companies House
22 January 2009	Form 353a - Location of Register of Members
18 November 2008	Form 288c - Change of Director's Particulars
13 November 2008	Form 363a - Annual Return
13 November 2008	Form 288c - Change of Director's Particulars
13 November 2008	Form 288c - Change of Director's Particulars
13 November 2008	Form 190 - Location of Debenture Register
18 June 2008	Form 288a - Appointment of Director
12 May 2008	New Articles of Association
12 May 2008	Form 288a - Appointment of Director
1 May 2008	Annual Accounts to 31 December 2007
29 April 2008	Resolution Approved at AGM
29 April 2008	Form 123 - Notice of Increase in Nominal Capital
29 April 2008	Resolution Approved at AGM

In addition, the Company filed Forms 88(2) - Return of Allotment of Shares with Companies House. These were posted on the Companies House Direct website on 18 March 2009, 14 October 2008, 18 August 2008, 12 August 2008, 31 July 2008, 22 July 2008, 2 July 2008, 20 June 2008, 17 June 2008, 10 June 2008, 7 May 2008 and 16 April 2008.

Interim Results
The Company's interim results for the period 1 January 2008 to 30 June 2008 were published in the Financial Times newspaper on 28 July 2008. They are available on the Company's website at www.pearson.com.

Information Provided to Shareholders

The Company sent to its shareholders and, with the exception of the Form of Proxy, made available on its website, the following documents during the defined period:

Date of Mailing	Documents Sent to Shareholders
26 March 2009	Annual Report and Accounts 2008 and/or Performance Summary 2008.
	Letter from the Chairman and Notice of 2009 AGM.
	Form of Proxy in relation to 2009 AGM.

Copies of the Annual Report and Accounts, Letter from the Chairman and Notice of AGM and Form of Proxy for the 2008 year end ("the AGM documentation") were submitted to the UK Listing Authority on 26 March 2009. In addition, copies of the resolutions passed at the 2008 AGM were sent to the UK Listing Authority on 25 April 2008. Copies of these documents are available from the Company Secretary, Pearson plc, 80 Strand, London WC2R 0RL.

US Listing

The Company is listed on the New York Stock Exchange ("NYSE") as well as on the London Stock Exchange. There is a requirement, therefore, that information made public in the UK also needs to be made available in the US. Such documentation is listed below:

Securities and Exchange Commission ("SEC")

The Company filed hard copies of its RNS announcements with the SEC, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934. These bulk filings were sent, during the defined period, on 13 March 2009, 6 March 2009, 20 February 2009, 23 January 2009, 9 January 2009, 28 November 2008, 24 October 2008, 6 October 2008, 18 August 2008, 21 July 2008, 13 June 2008, 16 May 2008, 25 April 2008 and 4 April 2008. In addition, the AGM documentation, referred to above, was sent to the SEC on 27 March 2009 and copies of the resolutions passed at the 2008 AGM were sent to the SEC on 25 April 2008. Copies of these documents can be obtained from the Securities and Exchange Commission, 450 Fifth Street N.W., Washington D.C. 20549, USA, as well as from the Company Secretary of Pearson.

NYSE

The Company sent copies of the AGM documentation, referred to above, to the NYSE on 26 March 2009 and copies of the resolutions passed at the 2008 AGM were sent to the NYSE on 25 April 2008.

Bank of New York ("BoNY")

The Company sent copies of the AGM documentation, referred to above, to the BoNY on 26 March 2009.

Form 20-F

The Company filed a Form 20-F with the SEC on 25 April 2008 and on 26 March 2009. Copies of these documents can be found on the Company's website at

www.pearson.com and hard copies are available from the Company Secretary of Pearson.

Stephen Jones
Deputy Secretary

Voting Rights and Capital
01 April 2009

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PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 31 March 2009, the Company had 809,843,879 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (809,843,879) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

Directors' Shareholding
01 April 2009

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Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made on Tuesday, 31 March 2009 under the Non-Executive Directors' Share Purchase Plan:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock %	Price per Share £	Total Holding Following Notification	Total Percentage Following Notification %
David Arculus	317	0.00004%	£6.90	12,057	0.00149%
Lord Burns	319	0.00003%	£6.90	10,069	0.00131%
Patrick Cescau	317	0.00004%	£6.90	4,461	0.00055%
Ken Hydon	317	0.00004%	£6.90	8,876	0.0011%

Name of Director	No. of ADRs Purchased	Percentage of Issued Stock %	Price per ADR $	Total Holding Following Notification	Total Percentage Following Notification %
Susan Fuhrman	430	0.00005%	$9.87	7,795	0.00096%
C K Prahalad	323	0.00004%	$9.87	1,292	0.00016%

Penguin to host Ramachandra Guha, Nandan Nilekani, Amartya Sen and Vikram Seth in celebration of Indian writing
07 April 2009

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London, 7th April 2009: Penguin, the international publishing company, is delighted to announce that it will bring together four of India's great minds for an evening to celebrate Indian writing. Ramachandra Guha, Nandan Nilekani, Amartya Sen and Vikram Seth, all Penguin authors, will participate in the event, entitled *The Many Avatars of the Indian Creative Mind.* The evening will be facilitated by David Davidar, a novelist as well as founder of Penguin India and now CEO and publisher of Penguin Canada. The event will be held at the Royal Society of Arts on Monday 20th April.

Ramachandra Guha is one of India's finest historians and author of the celebrated *India after Gandhi: The History of the World's Largest Democracy.* He is also a newspaper columnist, environmentalist and cricket writer. He was named one of the hundred most influential intellectuals in the world by *Foreign Policy* and *Prospect* magazines last year. Penguin has just reached a landmark agreement with Ram Guha to publish seven books, including a definitive two-volume biography of Mahatma Gandhi set to be the most comprehensive and important biography of Gandhi to date.

Nandan Nilekani is founder and chairman of Infosys and author of *Imagining India* (to be published in the UK on 30th April). He was named one of the hundred most influential people in the world by *Time* magazine and *Forbes* Businessman of the Year in 2007.

Dr. Amartya Sen is a world-renowned economist and philosopher and winner of the Nobel Prize for economics. He is currently the Lamont University Professor at Harvard University. His book *The Argumentative Indian* ranks amongst Penguin India's highest selling titles. His new book *Idea of Justice* will be published in July. Vikram Seth is a world-famous novelist as well as a poet, travel writer, biographer and memoirist. He has written critically-acclaimed books in almost every genre: verse novel (*The Golden Gate*), travel book (*From Heaven Lake: Travels through Sinkiang and Tibet*), and epic masterpiece (*A Suitable Boy*). *Time* magazine named him 'the best writer of his generation'.

David Davidar, Publisher and CEO of Penguin Canada, who will be moderating the event, said: "Over the past twenty-five years Indian writers have left an indelible mark on the international scene. Through fiction, verse, drama and non-fiction they are creating a body of work of unparalleled originality and brilliance that will endure for generations to come."

The event will take place during the week of the London Book Fair at which India is the market focus. Penguin India, founded in 1987, is today Asia's largest English-language trade publisher and home to most of India's bestselling authors. Penguin India's authors have won virtually every major literary prize including: the Nobel

Prize, Magsaysay Award, Jnanpith Award, Man Booker Prize and the Commonwealth Writers' Prize.

Penguin Group Chairman and Chief Executive, John Makinson, commented: "Each of the writers on this platform is immensely distinguished in his own right. Collectively they capture the impressive range and depth of Penguin's Indian publishing. For 22 years we have been bringing the country's extravagant literary and intellectual talent to the attention of a worldwide audience. It is an achievement of which we're proud and something that we shall be delighted to celebrate, in the company of our authors, on April 20th."

- Ends -

For further information/ press tickets to the event:
Rebecca Sinclair
Tel: +44 207 010 4279
email: rebecca.sinclair@uk.penguingroup.com

If you are interested in media interviews with Nandan Nilekani (who is in London to promote the UK publication of his book *Imagining India*) please contact:

Penelope Vogler
Tel: +44 207 010 3253
Email: Penelope.vogler@uk.penguingroup.com